SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: November 2002

                                    ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                               ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                       No   X
                          ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

This Form 6-K consists of the following:

1. Notification of the Company, dated November 27, 2002, in connection with Investor AB's holdings of the Company.

Notification

Investor AB's holdings in ABB increase beyond 10 Percent

Zurich, November 27, 2002 - Pursuant to Art. 20 of stock exchange act, the Swedish investment company Investor AB, Arsenalsgatan 8c, SE-103 32 Stockholm, announced that, as per November 22, 2002, it holds a total of 120,067,731 registered shares of ABB Ltd, Zurich. This corresponds to 10.01 percent of total capital and voting rights.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ABB LTD

Date:  November 27, 2002                   By:       /s/  Beat Hess
                                           -------------------------------------
                                           Name:  Beat Hess
                                           Title: Group Senior Officer



                                           By:        /s/ Hans Enhorning
                                           -------------------------------------
                                           Name:  Hans Enhorning
                                           Title: Group Vice President